Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151608

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee
Common Shares, par value $1.00 per share	$1,149,999,995	$45,195	(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act. Pursuant to Rule 457(p) of the Securities Act, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to Registration Statement on Form S-3 (No. 333-121553) and have been carried forward, of which $45,195 is offset against the registration fee due for this offering and $93,514 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PROSPECTUS SUPPLEMENT (To Prospectus dated June 12, 2008)

KeyCorp

85,106,383 Common Shares

KeyCorp is offering 85,106,383 of its common shares, par value $1.00 per share, or “common shares.” Our common shares are listed on the New York Stock Exchange under the symbol “KEY.” On June 12, 2008, the last reported sale price of our common shares on the New York Stock Exchange was $11.98 per share.

We are also making a concurrent offering of 6,500,000 shares of our 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, or the “Series A Preferred Stock” (or 7,475,000 shares if the underwriters exercise their over-allotment option in full), in a public offering. That offering is being made by a separate prospectus supplement and is not part of the offering to which this prospectus supplement relates. The Series A Preferred Stock offering and this offering are not contingent upon one another.

The common shares are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-6 to read about factors you should consider before buying common shares.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.75	$1,000,000,000
Underwriting discounts and commissions	$ 0.3525	$30,000,000
Proceeds to KeyCorp (before expenses)	$11.3975	$970,000,000

The underwriters also may purchase up to an additional 12,765,957 common shares within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common shares in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about June 18, 2008.

Sole Bookrunning Manager

Citi

Sole Structuring Advisor

Joint Lead Managers

KeyBanc Capital Markets	UBS Investment Bank	Morgan Stanley	Merrill Lynch & Co.

June 12, 2008

TABLE OF CONT ENTS

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. KeyCorp’s business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or similar references mean KeyCorp.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•

Current Reports on Form 8-K filed on January 22, 2008 (two reports), February 19, 2008, February 27, 2008, March 3, 2008, April 17, 2008, April 28, 2008 (filed on Form 8-K/A), May 29, 2008 and June 12, 2008; and

•

The description of our common shares set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Attention: Investor Relations

(216) 689-6300

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. These statements usually can be identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “believes,” “estimates” or other similar words or expressions or conditional verbs such as “will,” “would,” “could,” and “should.”

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the following factors:

•	Interest rates could change more quickly or more significantly than management expects, which may have an adverse effect on KeyCorp’s financial results.

•	Trade, monetary and fiscal policies of various governmental bodies may affect the economic environment in which KeyCorp operates, as well as its financial condition and results of operations.

•

Changes in the stock markets, public debt markets and other capital markets, including continued disruption in the fixed income markets, could adversely affect KeyCorp’s ability to raise capital or other funding for liquidity and business purposes, as well as its revenues from client-based underwriting, investment banking and other capital markets-driven businesses.

•

Recent problems in the housing markets and related conditions in the financial markets, or other issues, such as the high price of oil or other commodities, could cause further deterioration in general economic conditions, or in the condition of the local economies or industries in which KeyCorp has significant operations or assets, and, among other things, materially impact credit quality in existing portfolios and/or KeyCorp’s ability to generate loans in the future.

•

Increasing interest rates or further weakening economic conditions could constrain borrowers’ ability to repay outstanding loans or diminish the value of the collateral securing those loans. Additionally, the allowance for loan losses may be insufficient if the estimates and judgments management used to establish that allowance prove to be inaccurate.

•	Increased competitive pressure among financial services companies may adversely affect KeyCorp’s ability to market its products and services.

•

It could take KeyCorp longer than anticipated to implement strategic initiatives, including those designed to grow revenue or manage expenses; KeyCorp may be unable to implement certain initiatives; or the initiatives may be unsuccessful.

•	Acquisitions and dispositions of assets, business units or affiliates could adversely affect KeyCorp in ways that management has not anticipated.

•	KeyCorp may experience operational or risk management failures due to technological or other factors.

•	Changes in accounting principles, or in tax laws, rules and regulations could have an adverse effect on KeyCorp’s financial results or its capital.

•	KeyCorp may become subject to new legal obligations or liabilities, or the unfavorable resolution of pending litigation may have an adverse effect on its financial results or its capital.

•	KeyCorp may become subject to new or heightened regulatory practices, requirements or expectations which may impede its profitability.

•

Terrorist activities or military actions could disrupt the economy and the general business climate, which may have an adverse effect on KeyCorp’s financial results or condition and that of its borrowers.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus supplement.

S UMMARY

The following information should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the common shares, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the common shares. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common shares is appropriate for you.

About KeyCorp

KeyCorp (formerly known as Society Corporation) was organized in 1958 under the laws of the State of Ohio and is headquartered in Cleveland, Ohio. We are a bank holding company and financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). As of March 31, 2008, we were one of the nation’s largest bank-based financial services companies with consolidated total assets of approximately $101.5 billion. KeyCorp is the parent holding company for KeyBank National Association (“KeyBank”), its principal subsidiary, through which most of its banking services are provided. Through KeyBank and certain other subsidiaries KeyCorp provides a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance and investment banking products and services to individual, corporate and institutional clients through two major business groups: Community Banking and National Banking. As of March 31, 2008, these services were provided across much of the country through subsidiaries operating 985 full-service banking offices, a telephone banking call center services group and a network of 1,479 ATMs in 16 states. We and our subsidiaries had 18,426 average full-time equivalent employees during the three months ended March 31, 2008.

In addition to the customary banking services of accepting deposits and making loans, our bank and trust company subsidiaries offer personal and corporate trust services, personal financial services, access to mutual funds, cash management services, investment banking and capital markets products, and international banking services. Through our subsidiary bank, trust company and registered investment adviser subsidiaries, we provide investment management services to clients that include large corporate and public retirement plans, foundations and endowments, high-net-worth individuals and multiemployer trust funds established for providing pension, vacation or other benefits to employees.

We provide other financial services—both inside and outside of our primary banking markets—through our nonbank subsidiaries. These services include accident, health, and credit-life insurance on loans made by our subsidiary bank, principal investing, community development financing, securities underwriting and brokerage, merchant services, and other financial services. We are an equity participant in a joint venture with Key Merchant Services, LLC, which provides merchant services to businesses.

On May 29, 2008, KeyCorp disclosed that an adverse decision had been rendered in the previously disclosed AWG Leasing Litigation, and that management was reviewing its options for appeal as well as other possible implications of the case. Previously, on May 27, 2008, KeyCorp updated its outlook for net loan charge-offs for 2008 to a range of 1.00% to 1.30% of average loans.

The board of directors of KeyCorp has reviewed management’s assessment of the AWG Leasing Litigation and its implications for KeyCorp and, in conjunction with that assessment and KeyCorp’s previous announcement of higher expected net charge-offs for 2008, the board has approved a number of actions aimed at strengthening KeyCorp’s financial structure and preparing it for the future. First, KeyCorp will record an after-tax accounting charge to earnings and capital in the second quarter of approximately $1.1 billion to $1.2 billion for the AWG Leasing Litigation and certain of KeyCorp’s other leveraged lease transactions. Consistent with taking a charge of this size, the board also approved a series of transactions in which KeyCorp intends to raise approximately $1.5 billion of additional capital through a combination of common shares offered hereby and the Preferred Stock Offering. Finally, the board has expressed its current intention to reduce the dividend payable on KeyCorp’s common shares by 50%, commencing with the third quarter 2008 dividend, to an annualized dividend of $0.75 per common share. This action is intended to preserve approximately $200 million of capital annually (on a pro forma basis, after giving effect to the anticipated capital raise described above), and to normalize KeyCorp’s current payout ratio while maintaining an attractive dividend yield. Further detail on certain of these actions is set forth below under “Recent Developments.”

We have filed Current Reports on Form 8-K containing additional preliminary information relating to the matters discussed in the immediately preceding paragraph and in the “Recent Developments” section below, which are incorporated by reference into this prospectus supplement. You should carefully review the information contained in the Current Reports on Form 8-K.

Our principal office and mailing address is 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-6300.

Risk Factors

An investment in the common shares involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-6 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2007, as well as other information included or incorporated by reference into the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of Offering

Common shares we are offering	85,106,383 shares

Common shares outstanding after this offering	485,176,904 shares(1)(2)

Over-allotment option	12,765,957 shares

Use of proceeds after expenses

We expect to receive net proceeds from this offering of approximately $969.3 million (or approximately $1.1 billion if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes.

Listing	New York Stock Exchange, or the “NYSE,” Symbol: “KEY”

(1)	The number of common shares outstanding immediately after the closing of this offering is based on 400,070,521 common shares outstanding as of March 31, 2008, including shares issued under employee benefit plans.

(2)	Unless otherwise indicated, the number of common shares presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, and 21.3 million common shares issuable upon the exercise of stock options outstanding as of March 31, 2008 under our stock compensation plans.

Concurrent Offering

Concurrent with this offering, we are offering 6,500,000 shares of our Series A Preferred Stock (or 7,475,000 shares if the underwriters exercise their over-allotment option in full) in a public offering for net proceeds after underwriting discounts and estimated expenses of approximately $629.8 million (or approximately $724.3 million if the underwriters exercise their over-allotment option in full), based upon an offering price of $100.00 per share, which we refer to as the “Preferred Stock Offering.”

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent Preferred Stock Offering, for general corporate purposes. The Preferred Stock Offering will be effected pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our Series A Preferred Stock. There is no assurance that the Preferred Stock Offering will be completed or, if completed, that it will be completed in the amount contemplated. The consummation of this offering is not conditioned on the consummation of the Preferred Stock Offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is our selected audited consolidated financial information for each of the years in the three-year period ended December 31, 2007, and our selected unaudited consolidated financial information for each of the three-month periods ended March 31, 2008 and 2007. You should read the following information together with our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

(dollars in millions, except per share amounts)	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)		(Audited)
For the period
Interest income	$1,354	$1,368	$5,644	$5,380	$4,383
Interest expense	641	689	2,875	2,565	1,727
Net interest income	713	679	2,769	2,815	2,656
Provision for loan losses	187	44	529	150	143
Noninterest income	528	654	2,229	2,127	2,067
Noninterest expense	732	784	3,248	3,149	3,054
Income from continuing operations before income taxes and cumulative effect of accounting change	322	505	1,221	1,643	1,526
Income from continuing operations before cumulative effect of accounting change	218	358	941	1,193	1,090
(Loss) income from discontinued operations, net of taxes	—	(8)	(22)	(143)	39
Income before cumulative effect of accounting change	218	350	919	1,050	1,129
Net income	218	350	919	1,055	1,129
Per common share
Income from continuing operations before cumulative effect of accounting change	$.55	$.90	$2.40	$2.95	$2.67
(Loss) income from discontinued operations	—	(.02)	(.06)	(.35)	.10
Income before cumulative effect of accounting change	.55	.88	2.35	2.60	2.76
Net income	.55	.88	2.35	2.61	2.76
Income from continuing operations before cumulative effect of accounting change—assuming dilution	.54	.89	2.38	2.91	2.63
(Loss) income from discontinued operations—assuming dilution	—	(.02)	(.05)	(.35)	.09
Income before cumulative effect of accounting change—assuming dilution	.54	.87	2.32	2.56	2.73
Net income—assuming dilution	.54	.87	2.32	2.57	2.73
Cash dividends paid	.375	.365	1.46	1.38	1.30
Book value at period end	21.48	19.57	19.92	19.30	18.69
Weighted average common shares outstanding (000)	399,121	397,875	392,013	404,490	408,981
Weighted average common shares and potential common shares outstanding (000)	399,769	403,478	395,823	410,222	414,014
At period end
Loans	$76,444	$65,711	$70,823	$65,826	$66,478
Earning assets	89,719	81,163	86,557	80,090 [1]	80,143	[1]
Total assets	101,492	92,256	98,228	92,337 [1]	93,126	[1]
Deposits	64,702	59,773	63,099	59,116	58,765
Long-term debt	14,337	13,061	11,957	14,533	13,939
Shareholders’ equity	8,592	7,719	7,746	7,703	7,598
Performance ratios
From continuing operations:
Return on average total assets	.85%	1.58%	.99%	1.30%	1.24%
Return on average equity	10.38	19.06	12.19	15.43	14.88
Net interest margin (taxable equivalent)	3.14	3.50	3.46	3.67	3.65

(dollars in millions, except per share amounts)	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)		(Audited)
From consolidated operations:
Return on average total assets	.85%	1.54%	.97%	1.12%	1.24%
Return on average equity	10.38	18.63	11.90	13.64	15.42
Net interest margin (taxable equivalent)	3.14	3.51	3.46	3.69	3.69
Capital ratios at period end
Equity to assets	8.47%	8.37%	7.89%	8.34%[1]	8.16%[1]
Tangible equity to tangible assets	6.85	7.04	6.58	7.01 [1]	6.68 [1]
Tier 1 risk-based capital	8.33	8.15	7.44	8.24	7.59
Total risk-based capital	12.34	12.20	11.38	12.43	11.47
Leverage	9.15	9.17	8.39	8.98	8.53
Asset quality data
Nonperforming loans at period end	$1,054	$254	$687	$215	$277
Nonperforming assets at period end	1,115	353	764	273	307
Allowance for loan losses at period end	1,298	944	1,200	944	966
Net loan charge-offs	121	44	275	170	315
Nonperforming loans to period-end portfolio loans	1.38%	.39%	.97%	.33%	.42%
Nonperforming assets to period-end portfolio loans plus OREO and other nonperforming assets	1.46	.54	1.08	.41	.46
Allowance for loan losses to nonperforming loans	123.15	371.65	174.67	439.07	348.74
Allowance for loan losses to period-end loans	1.70	1.44	1.69	1.43	1.45
Net loan charge-offs to average loans from continuing operations	.67	.27	.41	.26	.51

1)	Amounts have not been restated to reflect KeyCorp’s January 1, 2008 adoption of FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts,” and FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation 39.”

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below relating to our common shares and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2007, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. In particular, you should consider the matters discussed below in the section “Recent Developments.” Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

The Price of Our Common Shares May Fluctuate Significantly, and This May Make It Difficult for You to Resell Common Shares Owned by You at Times or at Prices You Find Attractive.

The price of our common shares on the NYSE constantly changes. We expect that the market price of our common shares will continue to fluctuate.

Our share price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility.

In addition, in recent months, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our share price, notwithstanding our operating results.

General Market Conditions and Unpredictable Factors Could Adversely Affect Market Prices for Our Common Shares.

There can be no assurance about the market prices for our common shares. Several factors, many of which are beyond our control, may influence the market value of our common shares, including:

•	our past and future dividend practice;

•	our creditworthiness as determined by nationally recognized statistical rating organizations which can change;

•	interest rates;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets.

Accordingly, the common shares that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

Our Borrowing Costs Depend in Part on Our Creditworthiness, Which is Assessed by the Ratings Assigned by Nationally Recognized Statistical Rating Organizations.

Our borrowing costs depend in part on our ratings, which are assessments of our creditworthiness, by nationally recognized statistical rating organizations. We have recently discussed the matters disclosed under “Recent Developments” below with the principal U.S. and Canadian rating agencies. Following such discussions, certain rating agencies have expressed an intention or possible intention to qualify their current ratings for KeyCorp by putting KeyCorp on “negative outlook” or “negative watch.” There can be no assurance that any such rating agency will not qualify or revise downward its current rating for KeyCorp. A security rating is not a recommendation to buy, sell or hold securities. Our current ratings are posted on our website at www.key.com.

There May Be Future Sales or Other Dilution of Our Equity, Which May Adversely Affect the Market Price of Our Common Shares.

Except as described under “Underwriting,” we are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. The market price of our common shares could decline as a result of sales of common shares made after this offering or the perception that such sales could occur.

We are concurrently making the Preferred Stock Offering. Each share of our Series A Preferred Stock will be convertible at any time, at the option of the holder, into our common shares based on a conversion rate set forth in the prospectus supplement related to our Series A Preferred Stock, plus cash in lieu of fractional shares, subject to adjustment. The conversion rate will be further adjusted upon the occurrence of certain other events. In addition, on or after June 15, 2013, if the closing price of one of our common shares exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading day period, including the last day of such period, we may, at our option, cause some or all of the then outstanding Series A Preferred Stock to be automatically converted into our common shares at the then prevailing conversion rate. The conversion of some or all of our Series A Preferred Stock will dilute the ownership interest of our existing shareholders.

You May Not Receive Dividends on the Common Shares.

Holders of our common shares are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, our common shareholders are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding. As of March 31, 2008, there were no shares of preferred stock issued and outstanding. Simultaneously with this offering, we are offering (by a separate prospectus supplement) 6,500,000 shares of our Series A Preferred Stock (or 7,475,000 shares if the underwriters exercise their over-allotment option in full) in the Preferred Stock Offering.

Our board of directors has expressed its current intention to reduce the dividend payable on our common shares by 50%, commencing with the dividend that is payable in the third quarter of 2008, to an annualized dividend of $0.75 per common share. See “Recent Developments.” Although we have historically declared cash dividends on our common shares, we are not required to do so and may further reduce or eliminate our common shares dividend in the future. This could adversely affect the market price of our common shares.

Our Results of Operations Depend Upon the Results of Operations of Our Subsidiaries.

We are a holding company that conducts substantially all of our operations through our bank and other subsidiaries. As a result, our ability to make dividend payments on our common shares will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the common shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the common shares will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

At March 31, 2008, our subsidiaries’ total deposits and borrowings were approximately $83.4 billion.

The Issuance of Additional Series of Our Preferred Stock Could Adversely Affect Holders of Our Common Shares, Which May Negatively Impact Your Investment.

Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of our common shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue additional preferred stock in the future that has a preference over our common shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common shares, the rights of holders of our common shares or the market price of our common shares could be adversely affected. Specifically, we are concurrently making the Preferred Stock Offering pursuant to which holders of Series A Preferred Stock will have a preference over our common shares with respect to the payment of dividends.

Anti-Takeover Provisions Could Negatively Impact Our Shareholders.

Provisions of Ohio law and our articles of incorporation and code of regulations could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our articles of incorporation authorize our board of directors to issue additional series of preferred stock as described under “—The Issuance of Additional Series of our Preferred Stock Could Adversely Affect Holders of Our Common Shares, Which May Negatively Impact Your Investment,” and such preferred stock, including additional shares of Series A Preferred Stock, which is being issued contemporaneously herewith (pursuant to a separate prospectus supplement), could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders.

KEYCORP

KeyCorp (formerly known as Society Corporation) was organized in 1958 under the laws of the State of Ohio, and is headquartered in Cleveland, Ohio. We are a bank holding company and financial holding company under the BHCA. As of March 31, 2008, we were one of the nation’s largest bank-based financial services companies with consolidated total assets of approximately $101.5 billion. KeyCorp is the parent holding company for KeyBank, its principal subsidiary, through which most of its banking services are provided. Through KeyBank and certain other subsidiaries, KeyCorp provides a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance and investment banking products and services to individual, corporate and institutional clients through two major business groups: Community Banking and National Banking. As of March 31, 2008, these services were provided across much of the country through subsidiaries operating 985 full-service banking offices, a telephone banking call center services group and a network of 1,479 ATMs in 16 states. We and our subsidiaries had 18,426 average full-time equivalent employees during the three months ended March 31, 2008.

Contact Information

Our principal office and mailing address is 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-6300.

Subsidiaries

Our principal subsidiary, KeyBank, is headquartered in Cleveland, Ohio. In addition to the customary banking services of accepting deposits and making loans, KeyBank and our trust company subsidiary provide specialized services, including personal and corporate trust services, personal financial services, customer access to mutual funds, cash management services, investment banking and capital markets products and international banking services. Through KeyBank, our trust company subsidiary (a bank serving solely as a fiduciary) and our registered investment advisor subsidiary, we provide investment management services to individual and institutional clients, including large corporate and public retirement plans, foundations and endowments, high net worth individuals and multiemployer trust funds established for providing pension, vacation and other benefits to employees.

KeyCorp provides other financial services—both inside and outside of its primary banking markets— through its nonbank subsidiaries. These services include accident and health insurance on loans made by KeyBank, principal investing, community development financing, securities underwriting, brokerage and other financial services. KeyCorp is an equity participant in a joint venture with Key Merchant Services, LLC, which provides merchant services to businesses.

Major Lines of Business

The following is a description of KeyCorp’s and its subsidiaries’ (collectively, “Key”) major lines of business:

Community Banking

Regional Banking provides individuals with branch-based deposit and investment products, personal finance services and loans, including residential mortgages, home equity and various types of installment loans. This line of business also provides certain small businesses with deposit, investment and credit products, and business advisory services.

Regional Banking also offers financial, estate and retirement planning, and asset management services to assist high-net-worth clients with their banking, trust, portfolio management, insurance, charitable giving and related needs.

Commercial Banking provides midsize businesses with products and services that include commercial lending, cash management, equipment leasing, investment and employee benefit programs, succession planning, access to capital markets, derivatives and foreign exchange.

National Banking

Real Estate Capital and Corporate Banking Services consists of two business units. Real Estate Capital is a national business that provides construction and interim lending, permanent debt placements and servicing, equity and investment banking, and other commercial banking products and services to developers, brokers and owner-investors. This unit deals primarily with nonowner-occupied properties (i.e., generally properties in which at least 50% of the debt service is provided by rental income from nonaffiliated third parties). Particular emphasis has been placed on providing clients with finance solutions through access to the capital markets.

Corporate Banking Services provides cash management, interest rate derivatives, and foreign exchange products and services to clients throughout the Community Banking and National Banking groups. Through its Public Sector and Financial Institutions businesses, Corporate Banking Services provides a full array of commercial banking products and services to government and not-for-profit entities, and to community banks.

Equipment Finance meets the equipment leasing needs of companies worldwide and provides equipment manufacturers, distributors and resellers with financing options for their clients. Lease financing receivables and related revenues are assigned to other lines of business (primarily Institutional and Capital Markets, and Commercial Banking) if those businesses are principally responsible for maintaining the relationship with the client.

Institutional and Capital Markets, through its KeyBanc Capital Markets unit, provides commercial lending, treasury management, investment banking, derivatives and foreign exchange, equity and debt underwriting and trading, and syndicated finance products and services to large corporations and middle-market companies.

Through its Victory Capital Management unit, Institutional and Capital Markets also manages or offers advice regarding investment portfolios for a national client base, including corporations, labor unions, not-for-profit organizations, governments and individuals. These portfolios may be managed in separate accounts, common funds or the Victory family of mutual funds.

Consumer Finance includes Indirect Lending and Commercial Floor Plan Lending.

Indirect Lending offers loans to consumers through dealers. This business unit also provides federal and private education loans to students and their parents, and processes tuition payments for private schools.

Commercial Floor Plan Lending finances inventory for automobile, recreation and marine dealers.

Other Segments

Other Segments consist of Corporate Treasury and Key’s Principal Investing unit.

RECENT DEVELOPMENTS

On May 29, 2008, KeyCorp disclosed that an adverse decision had been rendered in the previously disclosed AWG Leasing Litigation, and that management was reviewing its options for appeal as well as other possible implications of the case.

On May 27, 2008, we updated our previous outlook for net loan charge-offs for 2008. The previous estimated range for net loan charge-offs was .65% to .90% of average loans. We now anticipate that net loan charge-offs will be in the range of 1.00% to 1.30% for 2008, with second quarter and potentially third quarter net charge-offs running above this range as we deal aggressively with reducing exposures in the residential homebuilder portfolio and anticipate elevated net loan charge-offs in our education and home improvement loan portfolios. We announced in the fourth quarter of 2007 that we had: (i) decided to cease conducting business with “out of footprint” nonrelationship homebuilders, (ii) recorded additional reserves to address continued weakness in the housing market, and (iii) decided to exit dealer-originated home improvement lending activities, which involve prime loans but are largely out-of-footprint.

The board of directors of KeyCorp has reviewed management’s assessment of the AWG Leasing Litigation and its implications for KeyCorp and, in conjunction with that assessment and KeyCorp’s previous announcement of higher expected net charge-offs for 2008, the board approved a number of actions aimed at strengthening KeyCorp’s financial structure and preparing it for the future. First, KeyCorp will record an after-tax accounting charge to earnings and capital in the second quarter of approximately $1.1 billion to $1.2 billion for the AWG Leasing Litigation and certain of KeyCorp’s other leveraged lease transactions. Consistent with taking a charge of this size, the board also approved a series of transactions in which KeyCorp intends to raise approximately $1.5 billion of additional capital through a combination of common shares offered hereby and the Preferred Stock Offering. Finally, the board has expressed its current intention to reduce the dividend payable on KeyCorp’s common shares by 50%, commencing with the third quarter 2008 dividend, to an annualized dividend of $0.75 per common share. This action is intended to preserve approximately $200 million of capital annually (on a pro forma basis, after giving effect to the anticipated capital raise described above), and to normalize KeyCorp’s current payout ratio while maintaining an attractive dividend yield.

Further detail on certain of these actions is provided below.

Lease Transactions

On May 28, 2008, a decision was rendered in the AWG Leasing Litigation, the status of which KeyCorp has previously disclosed and regularly updated in its periodic reports under the Exchange Act since the inception of the case. As KeyCorp disclosed in its Current Report on Form 8-K, filed with the SEC on May 29, 2008, the decision by Judge James Gwin of the United States District Court for the Northern District of Ohio (captioned AWG Leasing Trust, KSP Investments, Inc., as Tax Matters Partner v. United States of America) was adverse to KeyCorp. In that report, KeyCorp indicated that management was reviewing the Court’s decision and would be evaluating the implications of that decision. Since that time, management has been working with KeyCorp’s litigation counsel to evaluate the prospects for seeking reconsideration and/or appeal of the decision and has been consulting with its audit firm in connection with the accounting implications of the decision.

The transaction at issue in the AWG Leasing Litigation involved a cross-border leveraged lease transaction entered into by AWG Leasing Trust (“AWG Leasing”) in which KSP Investments, Inc. (“KSP”), an affiliate of KeyCorp (that is consolidated with KeyCorp for tax purposes), was a partner. KeyCorp characterized the transaction as the acquisition, through a long-term head lease, of an industrial energy facility that was then leased back to the former owner. As is typical with so-called sale/leaseback transactions, KeyCorp claimed depreciation deductions on its tax returns as the tax owner of the plant (through its interest in KSP) and also deductions on loans KSP used to finance the transaction. In its ruling, the Court held, among other things, that KSP did not acquire tax ownership of the facility and therefore KeyCorp was not entitled to the depreciation deductions or deduction of transaction costs, and that interest on the debt was not deductible because the debt was not “genuine indebtedness.”

KeyCorp disagrees with the Court’s recharacterization of the transaction and will continue to evaluate whether it will appeal the decision to the U.S. Court of Appeals for the Sixth Circuit. Notwithstanding its ultimate decision on whether to appeal, management believes that, as a result of the Court’s decision, KeyCorp is required to recalculate its accounting recognition of lease income from the inception of the AWG Transaction and recognize a reduction in its net investment on its financial statements.

In addition, although Judge Gwin’s opinion applies directly only to the AWG Leasing Litigation, the decision may have implications for KeyCorp’s accounting treatment of certain other leveraged lease transactions within KeyBank’s portfolio of lease in, lease out (“LILO”) Leases, Qualified Technological Equipment Leases (“QTE”) and Service Contract Leases. Therefore, in accordance with the accounting guidance of FASB Staff Position 13-2, “Accounting for a Change or a Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” management has recalculated KeyCorp’s recognition of lease income from inception for all of the leases in the affected categories and recognized a reduction in its net investment and a corresponding charge to capital and income for the remaining LILO, QTE and Service Contract Leases in its portfolio. When aggregated with the AWG Leasing Litigation matter, the total reduction in its net investment and the corresponding non-cash after-tax charge to income and capital that KeyCorp expects to record in the second quarter of 2008 for these leveraged lease transactions is approximately $625 million to $725 million. Management expects future earnings to increase over the remaining terms of the affected leases by approximately two-thirds of this amount. In addition, KeyCorp is recording a charge to income and capital for the after-tax interest cost equal to approximately $475 million1 on the contested tax liabilities. KeyCorp will also record a higher tax provision in future periods for the on-going accrual of interest on the disputed tax balance until the dispute is finally resolved.

Finally, management notes that, while it has recognized the effects of the adverse Court decision for financial statement purposes, it continues to believe that the tax treatment it applied to its leveraged lease transactions complied with all applicable tax laws, regulations and judicial authorities in effect at the time, and management intends to continue to defend this position.

Credit Related Matters

As previously disclosed in its Current Report on Form 8-K filed with the SEC on May 27, 2008, KeyCorp anticipates net loan charge-offs for 2008 to be in the range of 1.00% to 1.30% of average loans. This would amount to net loan charge-offs for 2008 in the range of approximately $750 million to $1 billion. KeyCorp expects to record approximately $500 million of this total in net loan charge-offs, and to increase its provision expense to continue to build its loan loss reserves by approximately $600 million (a net increase of $100 million), in the second quarter of 2008 as it deals aggressively with reducing exposures in the residential homebuilder portfolio through the sale of assets. Management believes that this action should result in a net reduction in nonperforming assets and an improved coverage ratio of loan loss reserve to nonperforming loans at June 30, 2008, compared to balances at March 31, 2008.

Other areas of the Commercial and Commercial Real Estate portfolios continue to perform as expected with normal downward migration that is generally consistent with the credit cycle for well diversified portfolios. Second quarter 2008 loss expectations for these portfolios are anticipated to be similar to first quarter 2008 results.

[1]

KeyCorp previously disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 that, at March 31, 2008, this after-tax interest cost on taxes due could reach $435 million. The current estimate of $475 million reflects the additional interest accrued since March 31, 2008 through June 30, 2008.

Included in net loan charge-off totals for the second quarter of 2008 and the full year anticipated range are higher levels of net loan charge-offs from educational loans. The primary source of these charge-offs derives from an Educational Lending portfolio of approximately $800 million of loans primarily associated with non-Title IV schools, which KeyCorp stopped underwriting in mid-2006. Losses from both the Educational Lending portfolio and the Commercial Real Estate portfolio are expected to peak during the second quarter and are anticipated to decline in the second half of 2008.

We have filed Current Reports on Form 8-K containing additional preliminary information relating to the matters discussed above in this section, which are incorporated by reference into this prospectus supplement. You should carefully review the information contained in the Current Reports on Form 8-K.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $969.3 million (or approximately $1.1 billion if the underwriters exercise their over-allotment option in full), after underwriting discounts and estimated expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include:

•	reducing or refinancing existing debt;

•	repurchasing outstanding trust preferred securities;

•	investments at the holding company level;

•	investing in, or extending credit to, our operating subsidiaries;

•	possible acquisitions or other business combinations; and

•	share repurchases.

Pending such use, we may temporarily invest the net proceeds. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds. Allocations of the proceeds to specific purposes have not been made at the date of this prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods are indicated as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Ratios of earnings to fixed charges
Excluding deposit interest	2.46x	2.91x	2.15x	2.61x	2.93x	3.64x	3.42x
Including deposit interest	1.50x	1.72x	1.42x	1.63x	1.86x	2.15x	2.00x
Ratios of earnings to combined fixed charges and preferred stock dividends
Excluding deposit interest	2.46x	2.91x	2.15x	2.61x	2.93x	3.64x	3.42x
Including deposit interest	1.50x	1.72x	1.42x	1.63x	1.86x	2.15x	2.00x

For the purpose of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings consist of consolidated income from continuing operations before provision for income taxes, minority interest and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense deemed to represent interest. There was no preferred stock outstanding, and accordingly, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the prior periods are the same.

REGULATORY MATTERS

We are extensively regulated under both federal and state law. As a bank holding company, KeyCorp is subject to regulation, supervision and examination by the Federal Reserve under the BHCA. Under the BHCA, bank holding companies may not, in general, directly or indirectly acquire the ownership or control of more than 5% of the voting shares, or substantially all of the assets, of any bank, without the prior approval of the Federal Reserve. In addition, bank holding companies are generally prohibited under the BHCA from engaging in commercial or industrial activities. KeyCorp’s bank subsidiaries are also subject to extensive regulation, supervision and examination by applicable Federal banking agencies. KeyCorp operates one full-service, FDIC-insured national bank subsidiary, KeyBank, and one national bank subsidiary whose activities are limited to those of a fiduciary. Both of KeyCorp’s national bank subsidiaries and their subsidiaries are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the “OCC”). Because the deposits in KeyBank are insured (up to applicable limits) by the FDIC, the FDIC also has certain regulatory and supervisory authority over KeyBank.

KeyCorp also has other financial services subsidiaries that are subject to regulation, supervision and examination by the Federal Reserve, as well as other applicable state and federal regulatory agencies and self-regulatory organizations. For example, KeyCorp’s brokerage and asset management subsidiaries are subject to supervision and regulation by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the New York Stock Exchange and state securities regulators, and KeyCorp’s insurance subsidiaries are subject to regulation by the insurance regulatory authorities of the various states. Other nonbank subsidiaries of KeyCorp are subject to other laws and regulations of both the federal government and the various states in which they are authorized to do business.

Our earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

We are required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. We expect that the common shares will be treated as Tier 1 capital of KeyCorp.

CAPITALIZATION

The following table sets forth the consolidated capitalization of KeyCorp as of March 31, 2008, and as adjusted to give effect to the issuance of the KeyCorp common shares offered hereby and the issuance of the Series A Preferred Stock. The consolidated capitalization as adjusted also gives effect to a charge to earnings resulting from the adverse federal court ruling related to KeyCorp’s AWG Leasing Litigation, and all of KeyCorp’s other leveraged lease transactions being contested by the Internal Revenue Service. See “Recent Developments” above.

	March 31, 2008
	Actual	Adjustments		As Adjusted
(dollars in millions)
Deposits and debt
Deposits	$64,702	—		$64,702
Subordinated debt	6,551	—		6,551
Other borrowed funds	16,753	—		16,753

Total deposits and debt	$88,006	—		$88,006

Shareholders’ equity
Preferred stock, $1 par value; authorized 25,000,000 shares; none issued as of March 31, 2008	—	650	[a]	650
Common shares, $1 par value; authorized 1,400,000,000 shares; 491,888,780 issued as of March 31, 2008	492	85	[a]	577
Capital surplus	1,659	865	[a]	2,524
Retained earnings	8,737	(1,200)[b]		7,537
Treasury stock, at cost (91,818,259 shares)	(2,689)	—		(2,689)
Accumulated other comprehensive income	393	—		393

Total shareholders’ equity	8,592	400		8,992

Total capitalization	$96,598	$400		$96,998

a)	To give effect to $1.65 billion of additional capital ($1.6 billion after underwriting discounts) consisting of 85,106,383 KeyCorp common shares and 6,500,000 shares of Series A Preferred Stock.

b)	To give effect to an assumed $1.2 billion after-tax charge to earnings and capital in the second quarter of 2008 resulting from the adverse federal court ruling related to KeyCorp’s AWG Leasing Litigation, and all of KeyCorp’s other leveraged lease transactions being contested by the Internal Revenue Service.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our common shares trade on the NYSE under the symbol “KEY.” As of March 31, 2008, there were 400,070,521 common shares issued and outstanding. As of June 12, 2008, there were approximately 39,694 shareholders of record. The following table provides the high and low closing sales price per common share during the periods indicated, as reported on the NYSE, and dividends paid per common share during such periods.

	Low Sale Price	High Sale Price	Common Share Dividends
2008:
Second Quarter (through June 12, 2008)	$11.98	$26.12	$0.375	[1]
First Quarter	19.00	27.23	0.375

2007:
Fourth Quarter	21.04	34.05	0.365
Third Quarter	31.38	37.09	0.365
Second Quarter	34.15	38.96	0.365
First Quarter	35.94	39.90	0.365

2006:
Fourth Quarter	35.73	38.63	0.345
Third Quarter	34.48	38.15	0.345
Second Quarter	34.24	38.31	0.345
First Quarter	32.68	37.67	0.345

1	The dividend will be payable on June 13, 2008 to holders of record as of close of business on May 27, 2008.

The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis.

The last reported sales price per share of our common shares on June 12, 2008, as reported by the NYSE, was $11.98.

DESCRIPTION OF COMMON SHARES

The following section is a summary and does not describe every aspect of the common shares. We urge you to read our articles of incorporation and regulations because they describe your rights as a holder of common shares. We have filed our articles of incorporation and regulations as an exhibit to the registration statement that we have filed with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of our articles of incorporation and regulations.

We may issue common shares in such amounts and proportion and for such consideration as may be fixed by our board of directors or a properly designated committee thereof. As of the date of this prospectus supplement, we are authorized to issue up to 1,400,000,000 common shares. As of March 31, 2008, we had issued 491,888,780 common shares (including 91,818,259 common shares held in treasury). Our common shares are traded on the New York Stock Exchange. The transfer agent and registrar for our common shares is Computershare Investor Services LLC.

General

Holders of common shares are not entitled to preemptive or preferential rights. Our common shares have no redemption or sinking fund provisions applicable thereto. Our common shares do not have any conversion rights. The rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

We may issue authorized but unissued common shares in connection with several employee benefit and stock option and incentive plans maintained by us or our subsidiaries, and our Direct Registration Plan.

The outstanding common shares are fully paid and non-assessable and future issuances of common shares, when fully paid for, will be non-assessable.

Dividends

When, as and if dividends are declared by our board of directors out of funds legally available for their payment, the holders of common shares are entitled to share equally, share for share, in such dividends. The payment of dividends on our common shares is subject to the prior payment of dividends on our preferred stock.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our common shares are entitled to receive, on a share for share basis, any of our assets or funds available for distribution after we have paid in full all of our debts and distributions and the full liquidation preferences of all series of our outstanding preferred stock.

Voting Rights

Subject to the rights, if any, of the holders of any series of preferred stock, holders of common shares have exclusive voting rights and are entitled to one vote for each common share on all matters voted upon by the shareholders. Holders of common shares do not have the right to cumulate their voting power.

Share Repurchase Program

Our board of directors has authorized a share repurchase program described in our quarterly reports on Form 10-Q and filed with the SEC (see “Where You Can Find More Information” above). At June 11, 2008, a remaining balance of approximately 14.0 million shares may be repurchased under this authorization.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common shares as of the date hereof. Except where noted, this summary deals only with common shares that are held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisors.

If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common shares, as well as the consequences to you arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common shares generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Shares

Any gain realized on the disposition of our common shares generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common shares held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be (other than a holder that is otherwise subject to withholding as discussed above) subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), such holder is presumed to be a U.S. person under applicable Treasury regulations, or such holder otherwise establishes an exemption. If you are subject to withholding you will not be subject to backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement, or a “Plan,” to acquire or hold the common shares should consider whether an investment in the common shares would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, or collectively, “Plans,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or “Similar Laws.”

The acquisition or holding of the common shares by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the common shares are acquired or held pursuant to and in accordance with an applicable exemption.

Accordingly, the common shares may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of the common shares is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration. Each purchaser or holder of the common shares or any interest therein, and each person making the decision to purchase or hold the common shares on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from the date on which the purchaser or holder acquires its interest in the common shares to the date on which the purchaser disposes of its interest in the common shares, that such purchaser and holder, by its purchase or holding of the common shares or any interest therein that (a) its purchase and holding of the common shares is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of the common shares is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the common shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither KeyCorp nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21)) of ERISA in connection with the purchase or holding of the common shares and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the common shares. Each purchaser and holder of the common shares or any interest therein on behalf of any governmental plan will be deemed to have represented and warranted by its purchase or holding of the common shares or any interest therein that such purchase and holding does not violate any applicable Similar Laws or rules.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common shares on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

Citigroup Global Markets Inc. is acting as representative of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, each of the underwriters has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the respective number of common shares set forth opposite the underwriter’s name below:

Underwriters	Number of Common Shares
Citigroup Global Markets Inc.	42,553,192
KeyBanc Capital Markets Inc.	13,617,021
UBS Securities LLC	13,617,021
Morgan Stanley & Co. Incorporated	8,510,638
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	6,808,511

Total	85,106,383

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the common shares if they purchase any of such shares.

The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the common shares to the public, the representative may change the public offering price, concession and discount.

We have granted an option to the underwriters to purchase up to 12,765,957 additional common shares at the public offering price minus the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to the initial number of common shares purchased by that underwriter as reflected in the table above.

We have agreed, subject to certain exceptions with respect to, inter alia, stock options or other stock awards pursuant to our employee benefit and related plans and the concurrent Preferred Stock Offering, that we will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares (other than common shares offered in this offering), without the prior written consent of Citigroup Global Markets Inc., for a period of 90 days after the date of this prospectus supplement.

In addition, certain of our directors and senior officers have agreed, subject to certain exceptions with respect to, inter alia, gifts, transfers to family members, estate planning transactions and transfers by operation of law, that such directors and senior officers will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive KeyCorp common shares except with the prior written consent of Citigroup Global Markets Inc. for a period of 90 days after the date of this prospectus supplement.

In accordance with Regulation M under the Act, the underwriters may over-allot or effect transactions that stabilize or cover, each of which is described below.

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions involve bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum price.

•

Covering transactions involve exercises of the underwriters’ over-allotment option or purchases of the common shares in the open market after the distribution has been completed in order to cover short positions.

These transactions may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than it would otherwise be in the absence of such transactions. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

We have been advised by the underwriters that, prior to purchasing the common shares and the shares being offered in the Preferred Stock Offering, on the date of this prospectus supplement the sole bookrunner purchased on behalf of the syndicate, an aggregate of 1,669,800 common shares at a price of $11.9217 per share in stabilizing transactions.

The common shares are listed on the New York Stock Exchange under the symbol “KEY.” After the distribution of the common shares, KeyBanc Capital Markets Inc., a joint lead manager of this offering, will not be able to make a market in the common shares due to certain regulatory restrictions arising from its affiliation with KeyCorp. Additionally, KeyBanc Capital Markets Inc. will not be able to effect any transactions for the account of any customers in the common shares, except on a limited unsolicited basis.

KeyBanc Capital Markets Inc. is a subsidiary of KeyCorp. Accordingly, the offering of the common shares will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the FINRA. The underwriters may not confirm sales to any discretionary account without the prior specific written approval of a customer. Additionally, KeyBanc Capital Markets Inc. is not permitted to and will not be publishing research reports or otherwise expressing opinions or providing recommendations regarding KeyCorp or the common shares.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 12,765,957 shares.

	No Exercise	Full Exercise
Per common share	$0.3525	$0.3525
Total	$30,000,000	$34,500,000

We estimate that our total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

Certain of the underwriters and certain of their respective affiliates have performed banking, investment banking, custodial and advisory services for us and our affiliates, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. One of the underwriters, KeyBanc Capital Markets Inc., is our wholly owned broker-dealer subsidiary.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make because of any of those liabilities.

The underwriters have agreed that they will not offer, sell or deliver any common shares, directly or indirectly, or distribute this prospectus supplement and accompanying prospectus or any other offering material related to the common shares, in or from any jurisdiction, except when to the best knowledge and belief of such underwriters it is permitted under applicable laws and regulations. In so doing, such underwriters will not impose any obligations on KeyCorp, except as set forth in the underwriting agreement.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of the common shares described in this prospectus supplement and accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

Each purchaser of common shares described in this prospectus supplement and accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive, provided that no such offer of common shares shall require the issuer or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common shares have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common shares as contemplated in this prospectus supplement and accompanying prospectus. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

The contents of this prospectus supplement and the accompanying prospectus have not been approved by an authorized person (within the meaning of the Financial Services and Markets Act 2000) (“FSMA”) as required by Section 21 of the FSMA. This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. Any investment or investment activity to which this prospectus supplement and accompanying prospectus relate is available in the United Kingdom only to relevant persons, and will be engaged in only with such persons.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement and the accompanying prospectus have not been registered under the Securities and Exchange Law of Japan, and the underwriters have not offered or sold and will not offer or sell, directly or indirectly, the common shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, none of this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may be circulated or distributed, nor may any common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Notice to Prospective Investors in Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

VALIDITY OF SECURITIES

The validity of the common shares offered hereby will be passed upon for KeyCorp by Squire, Sanders & Dempsey L.L.P., Cincinnati, Ohio, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely upon the opinion of Squire, Sanders & Dempsey L.L.P. as to matters of Ohio law. Sullivan & Cromwell LLP regularly performs legal services for us and our subsidiaries.

EXPERTS

The consolidated financial statements of KeyCorp incorporated by reference in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and KeyCorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of KeyCorp for the three-month periods ended March 31, 2008 and March 31, 2007, incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, Ernst & Young LLP’s separate report dated May 5, 2008, included in KeyCorp’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meanings of Sections 7 and 11 of the Securities Act of 1933.

127 Public Square

Cleveland, Ohio 44114-1306

(216) 689-6300

KeyCorp

Debt Securities

Preferred Stock

Depositary Shares

Common Shares

Warrants

Units

The securities of each class may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and any applicable pricing supplement.

These securities will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Our common stock is listed on the New York Stock Exchange under the symbol “KEY.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 12, 2008.

i

The words “Key,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to KeyCorp and its subsidiaries, unless otherwise stated. The word “SEC” as used herein refers to the U.S. Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2007.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

•

Current Reports on Form 8-K filed on January 22, 2008 (two reports), February 19, 2008, February 27, 2008, March 3, 2008, April 17, 2008, April 28, 2008 (filed on Form 8-K/A), May 29, 2008 and June 12, 2008.

Unless stated otherwise in the applicable reports, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Attention: Investor Relations

(216) 689-6300

1

CONSOLIDATED EARNINGS RATIOS

The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 2007, and for each of the three-month periods ended March 31, 2008 and 2007.

For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of:

•	consolidated interest expense, excluding or including interest on deposits, as the case may be; and

•	that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Ratios of earnings to fixed charges
Excluding deposit interest	2.46x	2.91x	2.15x	2.61x	2.93x	3.64x	3.42x
Including deposit interest	1.50x	1.72x	1.42x	1.63x	1.86x	2.15x	2.00x
Ratios of earnings to combined fixed charges and preferred stock dividends
Excluding deposit interest	2.46x	2.91x	2.15x	2.61x	2.93x	3.64x	3.42x
Including deposit interest	1.50x	1.72x	1.42x	1.63x	1.86x	2.15x	2.00x

VALIDITY OF SECURITIES

The validity of the securities will be passed upon for us by counsel identified in the applicable prospectus supplement. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of KeyCorp incorporated by reference in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and KeyCorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of KeyCorp for the three-month periods ended March 31, 2008 and March 31, 2007, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 5, 2008, included in KeyCorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meanings of Sections 7 and 11 of the Act.

2

KeyCorp

85,106,383 Common Shares

PROSPECTUS

SUPPLEMENT

June 12, 2008

(To Prospectus dated June 12, 2008)

Citi

KeyBanc Capital Markets

UBS Investment Bank

Morgan Stanley

Merrill Lynch & Co.